FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2005

                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibit 1 is a press release dated March 8, 2005 announcing the commencement of an offering of up to 5,899,000 shares of its Class A common shares by Excel Maritime Carriers Ltd. (the "Company").

ADDITIONAL INFORMATION

          None.

NEWS RELEASE for March 8, 2005 at 7:35 AM EST
---------------------------------------------

Contact:  Allen & Caron Inc             Christopher Georgakis, CEO
          Joe Allen (investors)         Excel Maritime Carriers Ltd
          joe@allencaron.com            +30 210 45 98 692
          Brian Kennedy (media)         excel@otenet.gr
          brian@allencaron.com
          212 691 8087

                          EXCEL MARITIME CARRIERS FILES
                   PROSPECTUS SUPPLEMENT COVERING THE PROPOSED
            SALE(S) OF UP TO 5,899,000 SHARES OF CLASS A COMMON STOCK

PIRAEUS, GREECE (March x, 2005) . . . . Excel Maritime Carriers Ltd (Amex: EXM),
a shipping company specializing in the seaborne transportation of dry bulk cargoes such as iron ore, coal and grains, announced today that it is commencing a public offering of up to 5,899,000 shares of its Class A common stock. Sales of Class A common shares will be made pursuant to the Company's effective shelf registration statement on Form F-3 (File No. 333-120259). Cantor Fitzgerald & Co. and Hibernia Southcoast Capital will act as the Company's sales agents.

The net proceeds of any such sales of Class A common stock are expected to be used to acquire drybulk carriers and, to a lesser extent, for general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.

The offering will be made only by means of a prospectus and related prospectus supplement. A prospectus and the related prospectus supplement related to the offering will be filed with the Securities and Exchange Commission. A copy of the Prospectus and the Prospectus Supplement may be obtained from:

Cantor Fitzgerald & Co.
135 East 57th St.
New York, NY 10022
(telephone) 212-829-4803

                                 MORE-MORE-MORE

EXCEL MARITIME CARRIERS FILES PROSPECTUS SUPPLEMENT COVERING THE PROPOSED SALE(S) OF UP TO ________ SHARES OF CLASS A COMMON STOCK Page 2-2-2

About Excel Maritime Carriers Ltd
---------------------------------

     The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargo. This includes commodities such as iron ore, coal, grains, as well as bauxite, cement, fertilizers and steel products. The Company was incorporated in 1988 under the laws of Liberia.

Forward Looking Statement
-------------------------

     This press release may contain forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

                                     # # # #

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)


Dated: March 8, 2005                     By: /s/ Christopher J. Georgakis
                                             ----------------------------
                                                 Christopher J. Georgakis
                                                 President and
                                                 Chief Executive Officer

02545.0001 #553528